CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

October 25, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2012 Filed September 13, 2012 Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 12, 2011 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated October 18, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2012 and 2011. As our counsel Elizabeth Chen from Pryor Cashman LLP discussed with one of the Staff Ms. Amy Geddes over the phone call yesterday morning, we hereby submit this written extension request. We expect to respond to the Common Letter by Tuesday November 27, 2012.

Please feel free to contact me or Elizabeth Chen, Esq. at 212-326-0199 or via fax at 212-798-6366, in case you have any further comments or questions in this regard.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer